News Release

CIBC ANNOUNCES FOURTH QUARTER 2004 EARNINGS

CIBC’s 2004 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available by 2:00 p.m. Eastern time, today at www.cibc.com, along with the supplementary financial information report which includes fourth quarter financial information.

(Toronto, ON — December 2, 2004) — CIBC announced net income of $439 million for the fourth quarter ended October 31, 2004 compared with $510 million a year ago. Diluted earnings per share (EPS) were $1.06, compared with $1.28 a year ago. ROE was 14.2%, compared with 17.9% for the same period a year earlier.

     CIBC’s net income and diluted EPS for the fourth quarter of 2004 were down from $620 million and $1.60, respectively, in the prior quarter, which included a $50 million ($32 million after-tax) reversal of general allowance for credit losses.

     The fourth quarter diluted EPS of $1.06 were reduced by the following items:

•	$300 million ($194 million after-tax) provision in respect of Enron-related litigation matters ($0.55 per share)

•	$28 million ($16 million after-tax) New York premises sublease losses ($0.05 per share)

•	$18 million premium paid on preferred share redemptions ($0.05 per share)

      The fourth quarter diluted EPS of $1.06 were increased by the following items:

•	$85 million tax recovery relating to the resolution of various income tax audits ($0.24 per share)

•	$49 million ($32 million after-tax) recovery on the sale of proven claims relating to the Air Canada contract ($0.09 per share)

•	$37 million ($24 million after-tax) reversal of provision for credit losses in the student loan portfolio ($0.07 per share)

•	$25 million ($16 million after-tax) reversal of general allowance for credit losses ($0.05 per share)

     The fourth quarter of 2003 included a $150 million ($95 million after-tax) reversal of general allowance for credit losses, a loss of $100 million ($64 million after-tax) on transfer of loans to loans held for sale and a provision of $49 million ($43 million after-tax) for CIBC’s Enron settlement with the U.S. Securities and Exchange Commission (SEC), which was paid in 2004.

     Net income for the 12 months ended October 31, 2004 was $2,199 million, or diluted EPS of $5.53, compared with $2,063 million, or diluted EPS of $5.18 per share, for 2003.

     During the quarter, CIBC repurchased and cancelled approximately 4.5 million common shares under its normal course issuer bid. As at October 31, 2004, CIBC had repurchased 18.4 million shares under the bid that commenced December 24, 2003. Subsequent to quarter-end, CIBC announced its intention to seek approval to commence a normal course issuer bid, after the expiry of the current bid on December 23, 2004, under which it intends to repurchase up to an aggregate of 17 million shares.

     The Tier 1 and total capital ratios remained strong at 10.5% and 12.8%, respectively, and were well above the minimum targets established for the year.

Review of Q4 performance

     Net income of $439 million was down $71 million from the fourth quarter of 2003. Net interest income was down $95 million, primarily due to reduced corporate lending assets in CIBC World Markets, and lower spreads in GICs. Dividend revenue in the U.S. equity structured products business was also lower as certain arbitrage strategies were exited. Non-interest income was up $136 million, primarily due to higher merchant banking gains net of write-downs. Provision for credit losses was up $44 million from the fourth quarter of 2003, which included a provision of $93 million relating to loans held for sale. The current quarter included a lower reversal of provision for credit losses ($62 million in the current quarter as compared with $150 million in the fourth quarter of 2003), and a few specific provisions in CIBC World Markets. Non-interest expenses increased $228 million from the fourth quarter of 2003, primarily due to the $300 million provision in respect of Enron-related litigation matters. Income tax expense declined $171 million from the fourth quarter of 2003, due in part to an $85 million tax recovery relating to the resolution of various income tax audits.

     Net income of $439 million was down $181 million from the prior quarter. Net interest income was down $20 million from the prior quarter, primarily due to lower interest income from trading activities. Non-interest income increased $28 million from the prior quarter, primarily due to the increase in merchant banking gains net of write-downs. Provision for credit losses was up $84 million from the prior quarter, primarily due to higher loan losses in the large corporate loan portfolio, partially offset by the $62 million reversal of student and general provision for credit losses due to favourable market conditions. Non-interest expenses were up $298 million from the prior quarter, primarily due to the previously mentioned $300 million provision. Income tax expense was down $204 million from the prior quarter, due in part to the $85 million tax recovery noted above.

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Continued strong returns to shareholders

“Our strong earnings performance reflects the focus we have placed on our key initiatives of reducing risk and growing our core businesses,” said John S. Hunkin, President and Chief Executive Officer. “This quarter’s results wrap up another successful year for CIBC as, once again in 2004, we delivered the best total shareholder return of the major Canadian banks, the fourth year of the past five that we have done so.

     “To achieve sustainable growth our number one priority is our client relationships,” Hunkin added. “This will be backed up by continued focus on our risk levels, productivity and governance infrastructure.”

Strong corporate governance

CIBC is committed to be a leader in corporate governance. As part of achieving this commitment, CIBC has complied with the requirements of Sarbanes-Oxley Act Section 404, with management providing a report in the annual MD&A. CIBC has done so voluntarily, one year ahead of its compliance deadline, and has become one of the first organizations in North America to report that its internal control over financial reporting is effective.

Performance against objectives

CIBC delivered strong performance against its medium-term targets.

	Objectives	Comments	2004 Results
Total Shareholder Return	Best total return of the major Canadian banks (based on capital appreciation, plus common share dividends, reinvested)	CIBC delivered the best total shareholder return of the major Canadian banks for the year ended, and the five years ended October 31, 2004.	172.9% - since October 31, 1999 28.9% — for the year ended October 31, 2004

Return on Equity (ROE)	Maintain 14% to 18% return on average common equity through the cycle (calculated as net income after-tax less preferred share dividends and premiums, divided by average common shareholders’ equity)	CIBC’s ROE of 18.7% was affected by several items as discussed in the 2004 MD&A, Executive overview section.	18.7%

Capital Strength	Tier 1 capital ratio of not less than 8.5% Total capital ratio of not less than 11.5% (based on regulatory capital as a percentage of risk-weighted assets)	Regulatory capital ratios were well above the minimum targets established for the year.	Tier 1 ratio — 10.5% Total capital ratio - 12.8%

Business Mix	70% retail/30% wholesale (as measured by economic capital(1))	CIBC has been successful in its objective of increasing capital allocated to the retail, wealth and commercial banking businesses, thereby achieving its medium-term objective.	72% / 28% Retail/wholesale

Reducing Risk	Reduce economic capital(1) allocated to the large corporate loan portfolio and the carrying value of the merchant banking portfolio by one-third by 2005	CIBC has achieved its medium-term objective to reduce economic capital(1) allocated to its large corporate loan book and reduce the carrying value of its merchant banking portfolio.	Large corporate loans: 69% reduction. Merchant banking portfolio: 39% reduction.

Productivity and Efficiency	Revenue growth to exceed expense growth, and efficiency ratio of 60%	CIBC continues to make progress in its objective to achieve sustained reduction in its expenses. Results this year were affected by several items as discussed in the 2004 MD&A, Executive overview section.	Revenue growth exceeded expense growth. Efficiency (NIX) ratio — 69.4%

Dividend Payout Ratio	40-50% (Common share dividends as a percentage of net income after preferred share dividends)	Total dividends paid per share increased 34% from the prior year. Results this year were affected by several items as discussed in the 2004 MD&A, Executive overview section.	Dividend payout ratio — 39.2%

(1)	For further details, see Non-GAAP measures within the Notes to users section on page i of the Q4/04 Supplementary Financial Information available by 2:00 p.m. Eastern time, today on www.cibc.com.

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Reducing risk

CIBC continues to make excellent progress in reducing its corporate credit risk and has already exceeded its objective by reducing economic capital(1) allocated to large corporate loans by 69%. The original objective, established in the second quarter of 2002, targeted a reduction of 33% by 2005. Substantially all of the loans held for sale established in 2003 have now been sold.

     Gross impaired loans have declined to $1.11 billion from $1.38 billion at the end of the prior year and are up slightly from $1.07 billion at the end of the prior quarter.

     Market risk remains lower than historical levels.

     CIBC has achieved its goal of reducing the carrying value of its merchant banking portfolio by one-third, a full year in advance of the original target date of the end of 2005. Since the second quarter of 2002, the actual reduction to date is 39%.

Shifting the business mix

CIBC has been successful in its objective to increase the percentage of economic capital(1) allocated to CIBC’s retail businesses. At the end of the fourth quarter, 72% of capital supported these businesses, compared with 71% at the end of the prior quarter, and 50% at the end of the third quarter of 2002.

Improving productivity

CIBC is committed to increasing efficiencies through focused cost saving initiatives, without compromising investments in clients, employees and governance. During the quarter, online tools for procurement and expense reporting continued to be implemented to drive increased productivity. Many of the initiatives implemented previously are contributing to savings in CIBC’s overall cost structure.

(1)	For further details, see Non-GAAP measures within the Notes to users section on page i of the Q4/04 Supplementary Financial Information available by 2:00 p.m. Eastern time, today on www.cibc.com.

Financial highlights by business line

CIBC Retail Markets

CIBC Retail Markets reported net income of $303 million for the fourth quarter, compared with $204 million in the fourth quarter of 2003 and $253 million in the prior quarter. The current quarter included a $49 million ($32 million after-tax) recovery on the sale of proven claims relating to the Air Canada contract and lower loan losses.

     Revenue of $1,337 million was up $34 million from the fourth quarter of 2003 primarily due to personal lending and deposit volume growth and higher fee income, partially offset by lower spreads and higher hedging costs associated with mortgages refinanced before maturity. Loan losses were down $36 million, primarily due to the $37 million reversal of the provision for credit losses in the student loan portfolio due to improved portfolio performance, the securitization of $1.4 billion of credit card receivables and lower loss ratios in cards. These were partially offset by higher loan losses in personal lending due to higher loss ratios and volume growth. Non-interest expenses of $735 million were down $64 million. Excluding the impact of the recovery on the sale of proven claims relating to the Air Canada contract, non-interest expenses were down $15 million, primarily due to lower severance, marketing and technology expenses, partially offset by higher operational losses.

     Revenue of $1,337 million was up $6 million from the prior quarter primarily due to personal lending and deposit volume growth, favourable spreads and higher fee income, partially offset by lower insurance and West Indies revenues. Loan losses were down $54 million, primarily due to the $37 million reversal of the provision for credit losses in the student loan portfolio, the securitization noted above and lower loss ratios in cards. These were partially offset by higher loan losses in personal lending due to higher loss ratios. Non-interest expenses of $735 million were down $13 million. Excluding the impact of the recovery on the sale of proven claims relating to the Air Canada contract, non-interest expenses were up $36 million, primarily due to higher compensation, marketing and other project expenses.

CIBC Wealth Management

CIBC Wealth Management reported net income of $105 million for the fourth quarter, compared with $89 million in the fourth quarter of 2003 and $106 million in the prior quarter.

     Revenue of $617 million was up $13 million from the fourth quarter of 2003 as higher retail brokerage and Imperial Service revenue more than offset a more challenging interest rate environment that put pressure on GIC spreads. In addition, expenses were down $18 million as a result of lower corporate support expenses.

     Revenue of $617 million was up $6 million from the prior quarter primarily due to increased new issue activity and higher brokerage commissions. Non-interest expenses increased due to higher revenue-related compensation.

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CIBC World Markets

CIBC World Markets reported a net loss of $26 million for the fourth quarter, which included the $300 million ($194 million after-tax) provision in respect of Enron-related litigation matters, compared with net income of $126 million in the fourth quarter of 2003 and $257 million in the prior quarter.

     Revenue of $799 million was $39 million lower from the fourth quarter of 2003 primarily due to the exit from international asset securitization activities and the continuing decline in structured leasing activities. Revenue from new equity issues, equity structured products, high yield, U.S. real estate finance, and corporate lending sources were all lower. These decreases were partially offset by higher merchant banking performance, where improved market conditions and liquidity led to higher gains, net of write-downs. The provision for credit losses was $43 million, down $43 million from one year ago, which included a provision of $93 million on loans held for sale. Non-interest expenses of $876 million were up $255 million from the fourth quarter of 2003 due to the $300 million provision in respect of Enron-related litigation matters ($49 million provision in the fourth quarter of 2003 for CIBC’s Enron settlement with the SEC, which was paid in 2004). Income taxes benefited from a $31 million recovery relating to the resolution of various income tax audits.

     Revenue of $799 million was $41 million lower than in the prior quarter, as revenue from new equity issues, high yield and U.S. real estate finance were all lower. The provision for credit losses was $43 million, up from recoveries of $74 million in the prior quarter. Non-interest expenses of $876 million were up $276 million from the prior quarter due to the $300 million provision in respect of Enron-related litigation matters. Income taxes benefited from the $31 million recovery relating to the resolution of various income tax audits.

Corporate and Other

Corporate and Other reported net income of $57 million for the fourth quarter, compared with $91 million in the fourth quarter of 2003 and $4 million in the prior quarter.

     Revenue of $185 million was up $33 million from the fourth quarter of 2003 primarily due to higher interest on tax refunds and higher unallocated treasury revenue. Recovery of credit losses was down $120 million, primarily due to a lower reversal of general allowance for credit losses of $25 million, compared with $150 million in the fourth quarter of 2003. Non-interest expenses of $201 million were up $55 million, primarily due to increased spending on infrastructure projects, including those related to governance. Income taxes benefited from a $54 million recovery relating to the resolution of various income tax audits.

     Revenue of $185 million was up $37 million from the prior quarter primarily due to higher interest on tax refunds and higher hedge revenue on stock appreciation rights (SARs). Recovery of credit losses was down $20 million, primarily due to the lower reversal of general allowance for credit losses of $25 million, compared with $50 million in the prior quarter. Non-interest expenses of $201 million were up $27 million, primarily due to costs related to SARs, partially offset by reduced spending on infrastructure projects. Income taxes benefited from the $54 million recovery relating to the resolution of various income tax audits.

Other highlights

CIBC Retail Markets

•	Enhancing the client experience:

–	CIBC introduced CIBC Express Withdrawal at CIBC’s ABMs, enabling CIBC clients to personalize their transactions;

–	Three more flagship branches were opened in Edmonton, Alberta, Montreal, Quebec, and Kelowna, British Columbia; CIBC now has 14 flagship branches across Canada.

•	Investing in employees: CIBC expanded its award-winning e-learning program for branch employees; CIBC won the Brandon Hall silver award in the category of “Outstanding Learning Programs and Initiatives” and the Canadian Society of Training & Development “Canadian Award for Training Excellence” in the category of internal e-learning training programs.

•	Award-winning telephone banking: CIBC ranked #1 in client satisfaction for its telephone banking integrated voice response system in a North America-wide benchmarking study.

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CIBC Wealth Management

•	Employees quickly re-open Cayman office post-hurricane: Cayman Islands employees’ dedication and perseverance helped to minimize business disruption and quickly re-open the office after the devastating impact of Hurricane Ivan.

•	CIBC Investor’s Edge advances to #1 bank-owned online brokerage: CIBC Investor’s Edge maintained its #2 ranking overall and #1 ranking in the serious investor category, and moved to the #1 position among bank-owned online brokerages in the most recent WatchFire GomezPro survey. The survey highlighted the offer’s accessibility, site integration, top-tier content and products, and robust market research.

•	Strong fee-based product growth: CIBC Wood Gundy’s fee-based assets reached $12.1 billion, a growth rate of 34% from the prior year.

•	Continued positive investment revenue momentum: CIBC Imperial Service revenue from mutual funds and other investment products grew by 19% over the same quarter last year. This was primarily driven by significant growth in Personal Portfolio Services (PPS) and Imperial Investor Services (IIS).

•	Launch of new Escalating Rate GIC: CIBC completed its Escalating Rate GIC family with the launch of the 5-Year RRSP Cashable and Non-Redeemable Escalating Rate GICs ahead of the upcoming RRSP season.

CIBC World Markets

•	Leadership in Canada: CIBC World Markets was Canada’s #1 equity underwriter for the fourth consecutive year. In 2004, CIBC led 121 deals valued at more than $11 billion. CIBC also was the top-ranked Canadian M&A advisor during the fiscal year, including advising on eight deals valued at more than $9.3 billion.

•	Participating in significant transactions: During the fourth quarter, CIBC World Markets acted as joint bookrunner and co-lead manager in the largest equity underwriting deal in Canadian history, the Government of Canada’s secondary offering of $3.2 billion of Petro-Canada shares. CIBC World Markets also acted as financial advisor to AT&T Wireless Services, Inc. in its $1.8 billion sale of Rogers Wireless Communications, Inc. shares. The firm also acted as sole financial advisor on a $665 million reorganization of Esprit Exploration Ltd.

•	New York Premises: CIBC World Markets began to move into its new U.S. headquarters at 300 Madison Avenue during the quarter. This marks the commencement of the relocation of approximately 1,200 New York employees, to be completed by February 2005.

Accountability to Stakeholders

CIBC was selected for the third consecutive year to be part of the Dow Jones Sustainability World Index (DJSI World), in recognition of its sustainable business practices. Among the 28 banks worldwide whose performance met the DJSI World economic, environmental and social criteria, CIBC scored first among Canadian financial institutions and was among the top ten overall.

     During the quarter, CIBC employees continued to demonstrate their commitment to the community, as 11,000 CIBC employees participated in the CIBC Run for the Cure in 40 locations across Canada, helping to raise $19.2 million to help find a cure for breast cancer.

Outlook

The North American economy is improving and appears to be positioned for moderate growth in 2005. Interest rates are expected to rise gradually through 2005. Higher energy prices and the impact of the stronger Canadian dollar may dampen growth in Canada.

     The outlook for CIBC’s retail and wealth management businesses is for continued growth despite high levels of competition across all of our product lines. While the performance of our wholesale business will be driven largely by market conditions, we are well positioned. However, 2005 results will be affected by the absence of the large gains on loan sales and corporate loan loss recoveries recorded in 2004.

     “We have delivered the best total shareholder return of the major Canadian banks in four out of the last five years, and we remain focused on growing businesses that will generate solid, sustainable earnings,” said John S. Hunkin, President and Chief Executive Officer. “Notwithstanding our strong performance, we are steadfast in our commitment to manage risk and expenses, while continuing to deliver what matters to our clients, and all of our stakeholders.”

Investor and analyst inquiries should be directed to Kathryn A. Humber, Senior Vice-President of Investor Relations, at 416-980-3341. Media inquiries should be directed to Robert E. Waite, Senior Vice-President of Communications and Public Affairs, at 416-956-3330, or to Emily Pang, Senior Director, Investor & Financial Communications at 416-980-3512.

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CIBC’s audited annual consolidated financial statements and accompanying MD&A will be available by 2:00 p.m. Eastern time, today at www.cibc.com, and will be filed with Canadian and U.S. securities regulators on or about December 13, 2004.

The information appearing after “A note about forward-looking statements” forms a part of this press release.

The board of directors of CIBC reviewed this press release prior to it being issued.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2004 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates, including pending developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange, as well as amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in tax laws; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuations; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this press release.

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Fourth Quarter Financial Highlights

	As at or for the three months ended			As at or for the years ended
	2004	2004	2003	2004	2003
Unaudited	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31
Common share information
Per share — basic earnings	$1.08	$1.62	$1.29	$5.60	$5.21
— diluted earnings	1.06	1.60	1.28	5.53	5.18
— dividends	0.60	0.60	0.41	2.20	1.64
— book value	29.92	30.40	28.78	29.92	28.78
Share price — high	73.90	69.68	60.95	73.90	60.95
— low	64.50	62.20	51.90	59.35	39.50
— closing	73.90	66.28	59.21	73.90	59.21
Shares outstanding (thousands)
— average basic	349,128	354,003	361,266	355,735	360,048
— average diluted	353,152	357,741	364,472	359,776	362,307
— end of period	347,488	350,929	362,043	347,488	362,043
Market capitalization ($ millions)	$25,679	$23,260	$21,437	$25,679	$21,437

Value measures
Price to earnings multiple (12 month trailing)	13.2	11.4	11.4	13.2	11.4
Dividend yield (based on closing share price)	3.2%	3.6%	2.7%	3.0%	2.8%
Dividend payout ratio(1)	55.7%	37.0%	31.7%	39.2%	31.5%
Market value to book value ratio	2.47	2.18	2.06	2.47	2.06

Financial results ($ millions)
Total revenue	$2,938	$2,930	$2,897	$11,883	$11,576
Provision for credit losses	175	91	131	628	1,143
Non-interest expenses	2,266	1,968	2,038	8,251	8,128
Net income	439	620	510	2,199	2,063

Financial measures
Efficiency ratio	77.1%	67.2%	70.4%	69.4%	70.2%
Return on equity(1)	14.2%	21.3%	17.9%	18.7%	19.2%
Net interest margin(2)	1.89%	1.92%	2.02%	1.91%	1.98%
Net interest margin on average interest-earning assets(2)	2.23%	2.26%	2.41%	2.27%	2.38%
Return on average assets	0.63%	0.88%	0.73%	0.78%	0.72%
Return on average interest-earning assets(2)	0.74%	1.04%	0.87%	0.93%	0.87%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities(2)	$79,519	$81,185	$80,082	$79,519	$80,082
Loans and acceptances	142,282	142,575	139,073	142,282	139,073
Total assets	278,764	277,879	277,147	278,764	277,147
Deposits	190,577	193,020	188,130	190,577	188,130
Common shareholders’ equity	10,397	10,667	10,421	10,397	10,421
Average assets	278,535	279,008	279,009	280,810	284,739
Average interest-earning assets(2)	236,045	236,421	234,064	236,257	236,965
Average common shareholders’ equity	10,545	10,704	10,374	10,633	9,764
Assets under administration	771,300	749,800	705,100	771,300	705,100

Balance sheet quality measures
Common equity to risk-weighted assets	9.0%	9.1%	9.0%	9.0%	9.0%
Risk-weighted assets ($ billions)	$115.9	$117.3	$116.3	$115.9	$116.3
Tier 1 capital ratio	10.5%	10.9%	10.8%	10.5%	10.8%
Total capital ratio	12.8%	13.3%	13.0%	12.8%	13.0%

Other information
Retail / wholesale ratio(3)	72%/28%	71%/29%	64%/36%	72%/28%	64%/36%
Regular workforce headcount	37,281	36,965	36,630	37,281	36,630

(1)	During the quarter, we revised the dividend payout ratio and return on equity calculations to incorporate the effect of premiums on preferred share redemptions. Prior period information has been restated.

(2)	During the quarter, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Prior period information has been reclassified and, accordingly, net interest margin has been restated.

(3)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period. For further details, see Non-GAAP measures within the Notes to users section on page (i) of the Q4/04 Supplementary financial information available on www.cibc.com.

CIBC Fourth Quarter 2004 News Release